Exhibit 11-1

THE NAVIGATORS GROUP, INC. AND SUBSIDIARIES

Computation of Per Share Earnings

The following table presents the computation of basic and diluted earnings per share for the three months ended March 31, 2014 and 2013:

	Three Months Ended March 31,
In thousands, except share and per share amounts	2014	2013
Net income	$27,968	$13,910
Basic weighted average shares	14,233,504	14,085,821
Effect of common stock equivalents:
Assumed exercise of stock options and vesting of stock grants	174,912	289,136

Diluted weighted average shares	14,408,416	14,374,957
Net income per common share:
Basic	$1.96	$0.99

Diluted	$1.94	$0.97

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